

DIVISION OF
CORPORATION FINANCE

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549-3010

Mail Room 4561

February 20, 2007

Jeffrey H. Margolis
Chief Executive Officer
The TriZetto Group, Inc.
567 San Nicholas Drive, Suite 360
Newport Beach, California, 92660

>   **Re: The TriZetto Group, Inc.**
>   **Registration Statement on Form S-3**
>   **Filed on January 22, 2007**
>   **File No. 333-140134**

Dear Mr. Margolis:

We have limited our review of the above-referenced Form S-3 registration statement of the TriZetto Group, Inc. to the disclosure items identified below and have the following comments. Where indicated, we think you should revise your document in response to these comments. If you disagree, we will consider your explanation as to why our comment is inapplicable or a revision is unnecessary. Please be as detailed as necessary in your explanation. In some of our comments, we may ask you to provide us with supplemental information so we may better understand your disclosure. After reviewing this information, we may or may not raise additional comments.

Please understand that the purpose of our review process is to assist you in your compliance with the applicable disclosure requirements and to enhance the overall disclosure in your filing. We welcome any questions you may have about our comments or on any other aspect of our review and look forward to working with you. Feel free to call us at the telephone numbers listed at the end of this letter.

General

1.   Please be advised that all outstanding accounting comments relating to our review of the December 31, 2005 Form 10-K must be resolved prior to seeking effectiveness.

2.   We are in receipt of your request for confidential treatment and will respond to your request under separate cover. Please be advised that comments relating to the confidential treatment request, if any, must be resolved prior to seeking effectiveness of the above-cited registration statement.

Selling Stockholders, page 16

3.   Please disclose in greater detail the maximum amount of the milestone payments and the periods in which they could be earned. Alternatively, you may provide a cross-reference to the section titled Recent Acquisitions and expand the discussion of the closing terms there. In this regard, we note your statement on page 16 that "The actual number of Performance Shares to be issued will be calculated by dividing the amount of the future payments to be made under the Merger Agreement upon the achievement of specified milestones, the maximum value of which is $13 million…." Please clarify whether the maximum amount of $13 million refers to a target revenue, which must be achieved in order to trigger a milestone payment, or to something else. In expanding your discussion of the closing terms, clarify how the milestone payments are structured including the number of milestone payments, the maximum amount of each such payment, the periods in which the milestone payments may be earned and the maximum payout amount.

Incorporation by Reference, page 20

4.   We note that you while you have incorporated the Form 10-K for the fiscal year ended December 31, 2005, you did not incorporate the two amendments to the Form 10-K. Item 12 of Form S-3 requires that you file your latest annual report on Form 10-K and all other reports filed pursuant to Section 13(a) or 15(d) of the Exchange Act since the end of the fiscal year covered by the annual report. Please therefore revise this section to incorporate by reference the amendments to the Form 10-K.

5.   Please clarify your reference to a Form 8-K filed on January 16, 2006, as there does not appear to be a Form 8-K filed on that date. In addition, please update the list of incorporated filings to include any periodic reports "filed" in the interim period between the time you initially filed the Form S-3 and effectiveness, such as the Form 8-K, as amended, filed on February 15, 2007.

Undertakings

6.   We note that you have included both undertakings indicated under Item 512(a)(5). That item requires that you include either paragraph 512(a)(5)(i) or 512(a)(5)(ii). Note that subparagraph (i) relates to Rule 430B and subparagraph (ii) relates to

Rule 430C. Please revise to include only the subparagraph that is applicable to you.

Exhibits

7. Regarding Exhibit 4.1, please mark the exhibit index to indicate that portions of the exhibit have been omitted pursuant to a request for confidential treatment.

Legality Opinion

8. Tell us what "additional proceedings" you understand will be taken by the TriZetto Group in connection with the authorization, issuance and sale of the securities. To the extent your opinion is based, in part, on these "additional proceedings" being taken, the proceedings should be described in the opinion. In this regard, tell us how your statement that you are "familiar with" the additional proceedings impacts your opinion.

9. Please tell us the basis for your assumption in paragraph 3 that "the full consideration for the Securities has been received by the Company." To what extent has full consideration relating to the closing of the merger agreement not been received? To the extent that this statement relates only to the milestone payments, which have yet to be determined, please clarify this.

As appropriate, please amend your filing in response to our comments. You may wish to provide us with marked copies of the amendment to expedite our review. Please furnish a cover letter with your amendment that keys your responses to our comments and provides any requested information. Detailed cover letters greatly facilitate our review. Please understand that we may have additional comments after reviewing your amendment and responses to our comments.

We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filings reviewed by the staff to be certain that they have provided all information investors require for an informed decision. Since the company and its management are in possession of all facts relating to a company's disclosure, they are responsible for the accuracy and adequacy of the disclosures they have made.

Notwithstanding our comments, in the event the company requests acceleration of the effective date of the pending registration statement, it should furnish a letter, at the time of such request, acknowledging that:

* should the Commission or the staff, acting pursuant to delegated authority, declare the filing effective, it does not foreclose the Commission from taking any action with respect to the filing;

  *   the action of the Commission or the staff, acting pursuant to delegated authority, in declaring the filing effective, does not relieve the company from its full responsibility for the adequacy and accuracy of the disclosure in the filing; and

  *   the company may not assert this action as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

In addition, please be advised that the Division of Enforcement has access to all information you provide to the staff of the Division of Corporation Finance in connection with our review of your filing or in response to our comments on your filing.

We will consider a written request for acceleration of the effective date of the registration statements as a confirmation of the fact that those requesting acceleration are aware of their respective responsibilities under the Securities Act of 1933 and the Securities Exchange Act of 1934 as they relate to the proposed public offering of the securities specified in the above registration statements. We will act on the request and, pursuant to delegated authority, grant acceleration of the effective date.

We direct your attention to Rule 461 regarding requesting acceleration of a registration statement. Please allow adequate time after the filing of any amendments for further review before submitting a request for acceleration. Please provide this request at least two business days in advance of the requested effective date.

Please direct all questions to Maryse Mills-Apenteng at 202-551-3457 or the undersigned at 202-551-3735.

Sincerely,

Barbara C. Jacobs
Assistant Director

cc: <u>Via facsimile: 949-725-4100</u>
        Christopher D. Ivey, Esq.